Exhibit 12.1

Earnings to Fixed Charges Ratio

	Year Ended March 31,					Three Months Ended
	2016	2015	2014	2013	2012	June 30, 2016	June 30, 2015

Earnings:
(Loss) Income before taxes	31.6	36.0	42.7	42.6	32.8	9.5	10.5

Fixed charges:
Interest Expense from continuing operations	7.3	11.6	12.6	13.2	13.5	2.4	1.0
Amortization of deferred financing and bond discount	0.6	0.8	0.9	0.6	0.7	0.2	0.1
Interest portion of rental exepense	1.7	1.2	1.3	1.3	1.5	0.4	0.4

Total Earnings	41.3	49.6	57.5	57.7	48.5	12.5	12.0

Fixed Chrages:
Interest Expense from continuing operations	7.3	11.6	12.6	13.2	13.5	2.4	1.0
Amortization of dererred financing	0.6	0.8	0.9	0.6	0.7	0.2	0.1
Interest portion of rental exepense	1.7	1.2	1.3	1.3	1.5	0.4	0.4

Total Fixed Charges	9.7	13.6	14.8	15.1	15.7	3.0	1.5

Ratio of earnings to fixed charges	4.3	3.6	3.9	3.8	3.1	4.2	8.0

For purposes of calculating the ratio of earnings to fixed charges, earnings represents income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense, including amortization of deferred financing costs, debt extinguishment costs, capitalized interest, and the portion of operating rental expense which management believes is representative of the interest component of rent expense